UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2012

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of plan)

TOMPKINS FINANCIAL CORPORATION
(Name of issuer of the securities held pursuant to the plan)

P.O. Box 460, The Commons
 Ithaca, New York 14851
(607) 273-3210
(Address of principal executive offices)

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

ITHACA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2012 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Tompkins Financial Corporation
  Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Tompkins Financial Corporation Employee Stock Ownership Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedules, as listed in the accompanying contents page, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

Elmira, New York
June 27, 2013

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS
Investments, at fair value:
Guaranteed Income Fund	$2,189	$2,183
Tompkins Financial Corporation common stock	22,411,195	21,223,266
TOTAL INVESTMENTS	22,413,384	21,225,449
Employer contribution receivable	712,903	1,038,036
NET ASSETS AVAILABLE FOR BENEFITS	$23,126,287	$22,263,485

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2012	2011
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$821,171	$757,806
Net appreciation (depreciation) in fair value of investments	607,153	(434,381)
	1,428,324	323,425

Contributions – employer	712,066	1,038,497
TOTAL NET ADDITIONS	2,140,390	1,361,922

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	1,049,875	593,606
Transfer to Tompkins Financial Corporation Investment and Stock Ownership Plan	227,713	83,134
TOTAL DEDUCTIONS	1,277,588	676,740

NET INCREASE	862,802	685,182

Net assets available for benefits at beginning of year	22,263,485	21,578,303
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$23,126,287	$22,263,485

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE A:  DESCRIPTION OF PLAN

The following description of the Tompkins Financial Corporation Employee Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is an employee stock ownership plan covering eligible employees who have met certain age and service requirements.  The Plan is administered by the Executive, Compensation/Personnel Committee appointed by Tompkins Financial Corporation’s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  All investments of the Plan are non-participant directed.

Eligibility
An employee shall become eligible for participation in the Plan on the first day of the month coinciding with completing one year of credited service and attaining the age of twenty-one.  Leased employees, employees covered under a collective bargaining agreement and “On-Call” employees are not eligible to participate.

Vesting
Participants will become vested in all contributions and earnings over a three-year period.

Contributions
Tompkins Financial Corporation shall contribute to the Plan a discretionary amount, which shall not exceed 5% of participant compensation.  The Executive, Compensation/Personnel Committee approved a 2% and 3% discretionary contribution to the Plan for the years ended December 31, 2012 and 2011, respectively.  These contributions are used by the Employee Stock Ownership Plan to acquire company common stock.  These common stock shares are allocated annually to participant accounts.  The Plan sponsor has the right to discontinue such discretionary contributions at any time.

Diversification and transfers
Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in the Plan sponsor stock into investments which are more diversified.  Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account.  Diversification is offered to each eligible participant over multiple years.  In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified.  After the fifth year, the percentage changes to 50 percent.  The funds elected to be diversified are transferred to the Tompkins Financial Corporation Investment and Stock Ownership Plan (“ISOP”) and invested in funds as chosen by the participant.  During the years ended December 31, 2012 and 2011, the Plan transferred $227,713 and $83,134 into the ISOP, respectively.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE A:  DESCRIPTION OF PLAN, Cont’d

Participants’ accounts
Each participant’s account is credited with an allocation of the Tompkins Financial Corporation’s discretionary and non-elective contributions and an allocation of plan earnings.  Allocations of company contributions are based upon the participant’s compensation and the allocations of plan earnings are based upon participant account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.  Forfeitures of non-vested account balances are allocated to participants’ accounts as company contributions.

Payment of benefits
Upon termination of service, the participant’s account is either maintained in the Plan, transferred to an individual retirement account in the participant’s name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

NOTE B:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition
The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note C for discussion of fair value measurements.

Administrative expenses
The Plan sponsor has elected to pay certain administrative expenses of the Plan.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

Payment of benefits
Benefits are recorded when paid.

Subsequent events
The Plan has evaluated subsequent events and determined no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE C:  FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States of America provides a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2	Inputs to the valuation methodology include:
	—	Quoted prices for similar assets or liabilities in active markets;
	—	Quoted prices for identical or similar assets or liabilities in inactive markets;
	—	Inputs other than quoted prices that are observable for the asset and liability;
	—	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Tompkins Financial Corporation Common Stock:  Valued at the closing price reported on the active market on which the stock is traded.

Guaranteed Income Fund:  Fair value equals cost.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE C:  FAIR VALUE MEASUREMENTS, Cont’d

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Level 1	Level 2	Level 3	Total
December 31, 2012
Tompkins Financial Corporation common stock	$22,411,195	$—	$—	$22,411,195
Guaranteed income fund	—	—	2,189	2,189
	$22,411,195	$—	$2,189	$22,413,384

December 31, 2011
Tompkins Financial Corporation common stock	$21,223,266	$—	$—	$21,223,266
Guaranteed income fund	—	-	2,183	2,183
	$21,223,266	$—	$2,183	$21,225,449

The following is a reconciliation of the beginning and ending balances for assets measured at fair value, on a recurring basis using significant unobservable inputs (Level 3).

	December 31,
	2012	2011

Guaranteed income fund:
Balance at beginning of year	$2,183	$2,120
Miscellaneous transactions	(52)	—
Interest income	58	63

Balance at end of year	$2,189	$2,183

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE D:  INVESTMENTS

The following presents the fair value of investments and the net appreciation (depreciation)  in fair value.  Investments that represent 5% or more of the Plan’s net assets available for benefits are separately identified.

	December 31, 2012		December 31, 2011
	Net		Net
	appreciation		depreciation
	in fair value	Fair value	in fair value	Fair value
	during	at end	during	at end
	the year	of year	the year	of year

Guaranteed income fund	$—	$2,189	$—	$2,183
Tompkins Financial Corporation common stock	607,153	22,411,195	(434,381)	21,223,266
	$607,153	$22,413,384	$(434,381)	$21,225,449

NOTE E:  TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 13, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2009.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE F:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

NOTE G:  TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in shares of the Guaranteed Income Fund managed by an affiliate of Prudential Retirement.  Prudential Retirement acts as trustee for only those investments as defined by the Plan.  Transactions in this investment qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

Tompkins Financial Corporation is the Plan sponsor.  The Plan invests primarily in Tompkins Financial Corporation common stock.

NOTE H:  RISKS AND UNCERTAINTIES

The Plan invests primarily in Tompkins Financial Corporation common stock.  These investment securities are exposed to market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULES

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
EIN:  15-0470650
PLAN #:  003

FORM 5500 – SCHEDULE H – PART IV

ITEM 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR – DECEMBER 31, 2012

(a)	(b)	(c)	(d)	(e)
Description of investment,
Party		including maturity date, rate of
in	Identity of issue, borrower,	interest, collateral, par or		Current
interest	lessor or similar party	maturity value	Cost	value

*	Prudential Retirement
	Insurance and Annuity	78.9286 Units
	Company	Guaranteed Income Fund	$2,189	$2,189

*	Tompkins Financial	565,368 Shares of
	Corporation	Common Stock	16,718,141	22,411,195

		TOTAL INVESTMENTS	$16,720,330	$22,413,384

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
EIN:  15-0470650
PLAN #:  003

FORM 5500 – SCHEDULE H – PART IV

ITEM 4j – SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2012

Reportable transactions are transactions or a series of transactions in excess of 5% of the value of the Plan assets as of January 1, 2012 as defined in Section 2520.103-6 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA:

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of party involved	Description of asset (including interest rate and maturity in case of a loan)	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or (loss)

Series of transactions
Tompkins Financial Corporation	Series of 13 Purchases	$1,756,118	$—	$1,756,118	$1,756,118	$—
common stock	Series of 42 Sales	$—	$1,175,342	$784,193	$1,175,342	$391,149

Note:  Columns (e) and (f) are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

Administrator: TOMPKINS TRUST COMPANY

Date: June 27, 2013	By:	/s/ Francis M. Fetsko
Francis M. Fetsko
Executive Vice President
Chief Financial Officer

Exhibit Number	Description	Page

23.1	Consent of Mengel, Metzger, Barr & Co. LLP